As filed with the Securities and Exchange
Commission on December 20, 2016

Registration No. 333-133944
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 31   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [ ]
    Post-Effective Amendment No. 411   [X]
(Check appropriate box or boxes.)

Separate Account B
(Exact Name of Registrant)

Voya Insurance and Annuity Company
(Name of Depositor)

909 Locust Street
Des Moines, IA 50309
(Address of Depositor's Principal Executive Offices) (Zip Code)

(770) 980-5100
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on December 23, 2016, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Deferred Combination Variable and Fixed Annuity Contract

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The Prospectus dated May 1, 2016, is incorporated into Part A of this Post-Effective Amendment No. 31 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2016, and as amended by a supplement filed under Rule 485(b) on August 30, 2016.

VOYA ARCHITECT®
VOYA GOLDENSELECT ACCESS®
VOYA GOLDENSELECT DVA PLUS®
VOYA GOLDENSELECT ESII®
VOYA GOLDENSELECT GENERATIONS®
VOYA GOLDENSELECT LANDMARK®
VOYA GOLDENSELECT LEGENDS®
VOYA GOLDENSELECT OPPORTUNITIES®
VOYA GOLDENSELECT PREMIUM PLUS®
WELLS FARGO VOYA LANDMARK
WELLS FARGO VOYA OPPORTUNITIES

DEFERRED COMBINATION VARIABLE AND FIXED ANNUITIES
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated December 23, 2016

> ***This supplement only affects you if you purchased the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06) in a State that has approved the Enhanced Surrender Value Offer described herein.***
>
> This supplement updates the prospectus for your variable annuity contract and describes a limited time offer we are making to owners of the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06). Please read this supplement carefully and keep it with your prospectus for future reference. If you have any questions, please contact your financial representative or Customer Service at 1-877-235-8564. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

ENHANCED SURRENDER VALUE OFFER

Overview. For a limited time beginning on or about January 27, 2017, Voya Insurance and Annuity Company ("the Company," "we," "us" or "our") is endorsing certain versions of the Minimum Guaranteed Income Benefit Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06) (the "MGIB Rider") to make a limited-time offer to enhance your Contract's cash surrender value ("Enhanced Cash Surrender Value") in exchange for surrendering your entire Contract (the "Offer"). **If you accept the Offer, your entire Contract, which includes the MGIB Rider and any other endorsements and riders, will terminate and have no further value, force or effect.** Any existing surrender charges will be waived if you accept the Offer. Additional details regarding the Offer are provided below.

> ### NO ACTION IS REQUIRED ON YOUR PART
>
> **Acceptance of the Offer is optional. You are not required to accept the Offer or take any action under your Contract. If you do not accept the Offer, your entire Contract, which includes the MGIB Rider and any other endorsements and riders, will continue unchanged.**

The Enhanced Surrender Value Offer will not be appropriate for all contract owners and it may not be in your best interest to accept it. You should carefully review this supplement and make sure you understand the terms of the Offer. This Offer asks you to give up valuable benefits in return for the Enhanced Cash Surrender Value. Please consider carefully whether you no longer need or want the Contract, the guarantees provided by the MGIB Rider and any other optional living benefit riders or death benefits. Your financial professional can help you understand whether accepting the Offer would be appropriate for you given your personal circumstances and financial goals. Additionally, accepting the Offer by surrendering your Contract may result in tax liability. Please consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach 59½ may result in a 10% tax penalty. You will be responsible for any taxes, including any tax penalty for a surrender before age 59 ½, upon Acceptance of the Enhanced Cash Surrender Value Offer, and taxes generally will be withheld from the Enhanced Cash Surrender Value when it is paid unless directed otherwise by you.

You should accept the Offer <u>only</u> when you determine, after knowing all the facts, that it is better for you to accept the Offer rather than continue to own your Contract, including the MGIB Rider and any other accompanying endorsements and riders.

How long does the Enhanced Surrender Value Offer last? The Offer is being made for a period of 60 days (the "Offer Window"), which ends on or about March 28, 2017 (the "Offer Ending Date"). We must receive your acceptance of this Offer (your "Acceptance") no later than the Offer Ending Date. If we do not receive and accept your Acceptance before the Offer Ending Date, we will consider you to have rejected this Offer. If you accept the Offer, we will surrender your entire Contract for its Enhanced Cash Surrender Value. You may not accept the Offer for only a portion of your Contract's surrender value. Notwithstanding the foregoing, we may modify or terminate the Offer at any time prior to your Acceptance of the Offer.

What will I receive if I accept the Offer? If you choose to accept the Offer, we will pay you your Enhanced Cash Surrender Value in exchange for the surrender of your Contract. We will calculate the Enhanced Cash Surrender Value at the end of the business day on which we receive in "good order" your Acceptance, or such later date within the Offer Window designated by you (the "Acceptance Date"), provided your Acceptance is postmarked on a day during the Offer Window. To be in "good order" your Acceptance must be made on forms satisfactory to us that have been properly signed and accurately completed with such clarity that we are not required to exercise any judgment or discretion in carrying it out. If we receive your Acceptance in good order after the close of trading of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on any business day, we will calculate the Enhanced Cash Surrender Value on the next business day. The Enhanced Cash Surrender Value will normally be paid within seven days after our receipt of Acceptance of the Offer in good order.

The Enhanced Cash Surrender Value will be calculated as follows:
(1) The difference when the contract value is subtracted from the MGIB Benefit Base, but in no event less than zero; multiplied by
(2) 55% (the "Enhanced Surrender Percentage"); plus
(3) The contract value.

Where (1) and (3) are each adjusted for any outstanding loan balance, where applicable, and the contract value is adjusted for any applicable charges and fees, except for surrender charges, which are waived.

To illustrate how we compute the Enhanced Cash Surrender Value, we have included some hypothetical examples in an Appendix to this supplement.

Will I be subject to a Market Value Adjustment if I accept the Enhanced Surrender Value Offer? Yes, if you are invested in a Fixed Interest Allocation and the Acceptance Date does not occur on or within 30 days of the end of the guaranteed interest period, you will be subject to a Market Value Adjustment if you accept the Offer. **The Market Value Adjustment may be positive, negative or result in no change.** In general, if interest rates have risen during the guaranteed interest period the Market Value Adjustment may be negative and reduce your contract value. If interest rates have fallen during the guarantee period, you will likely receive a positive Market Value Adjustment that increases your contract value. **For Additional information, please see the "Market Value Adjustment" section in the Fixed Account II appendix (the Fixed Account I appendix for Voya GoldenSelect Access®) of your prospectus.**

Will I incur a surrender charge if I accept the Enhanced Surrender Value Offer? No, we will waive any applicable surrender charge(s) if you accept the Offer within the Offer Window.

Why is the Company making this Enhanced Surrender Value Offer?
- **Contract Owner Benefits –** The Company believes that the Offer may be beneficial to our contract owners who no longer need or want the guarantees provided by the MGIB Rider, any other optional living benefit riders or the death benefit. As noted above, accepting the Offer may not be appropriate for all contract owners and you should consult with your financial professional to determine if accepting the Offer is right for your personal and financial situation. You should also consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract by accepting the Offer.
- **Company Benefits -** The Company is taking steps, such as making the Offer, to accelerate the run-off of a block of variable annuity contracts that are no longer offered for sale and through which the MGIB Rider is available, which is expected to reduce capital requirements and associated risks for this business segment. Providing guarantees under the MGIB Rider may be costly to the Company, particularly during periods of extended low interest rates, declining equity markets, and high volatility in either equity markets or interest rates.

How do I know if I am eligible to participate in the Enhanced Surrender Value Offer? The Offer is available to you if:
- You are the owner (or joint owner) of an in-force Contract with an attached in-force MGIB Rider with Form Numbers IU-RA-1047 (01/05) and IU-RA-1047 (08/06);
- Death Benefits have not been paid (spouses who have elected spousal continuation under the Contract may be eligible to participate in the Offer); and
- You have not fully annuitized your Contract or fully annuitized under the MGIB Rider.

What are some factors I should consider in deciding whether to accept the Enhanced Surrender Value Offer?
We urge you to carefully review this prospectus supplement and discuss the Offer with your financial, legal and/or tax adviser prior to making the decision to accept this Offer. **Once you have surrendered your Contract in exchange for its Enhanced Cash Surrender Value, it cannot be undone.** In deciding whether to accept the Offer, you should consider all factors relevant to your personal situation. Some of the factors you may wish to consider are:
- Whether your situation has changed since the time you purchased the Contract and the MGIB Rider. For example, changes in health may make the long-term payments available under the MGIB Rider less important to you. Likewise, a personal financial emergency could make a payment of the Enhanced Cash Surrender Value more desirable than the long-term payments under the MGIB Rider;
- The Enhanced Cash Surrender Value you receive may be less than the amount you would have received over your lifetime had you kept your Contract and the MGIB Rider in force;
- Whether it is important for you to leave a death benefit to your beneficiaries;
- Whether your need for an Enhanced Cash Surrender Value is more important to you than the tax deferral provided during the accumulation phase of the Contract;
- Whether your need for an Enhanced Cash Surrender Value, after incurring any applicable Market Value Adjustment, outweighs the value of waiting to annuitize at a time when such charges and adjustments would not apply;
- The tax impact of accepting the Offer. A surrender made before you reach 59½ may also result in a 10% tax penalty;
- Whether accepting the Offer would have any additional financial impact to you; and
- Whether you intend to transfer the Enhanced Cash Surrender Value to a different financial product (like another variable annuity). Transfer to other financial products may trigger payment of a sales charge, be subject to a new surrender charge, or have higher fees or less favorable benefits than the Contract and the MGIB Rider.

We cannot provide you with advice as to how to consider these factors and how they may affect you personally, nor can we provide advice regarding any potential future increase or decrease of either your contract value or the value of any living benefit rider or death benefit. Please discuss with your financial professional whether the Offer is suitable for you based on your particular circumstances. When talking to your financial professional, be aware that they may receive a commission for selling you a new financial product and you should ask them to disclose any conflicts of interest that they might have when advising you about whether the Offer is right for you.

How will I be notified about the Offer Window? You will receive an offer letter prior to the beginning of the Offer Window that specifies the period during which you can choose to accept the Offer. The letter will also provide your estimated Enhanced Cash Surrender Value. Because your estimated Enhanced Cash Surrender Value may fluctuate until the Acceptance Date, you will not know the actual Enhanced Cash Surrender Value until we calculate it on the Acceptance Date. However, any withdrawals taken or transfers between Covered Funds, Special Funds and Excluded Funds prior to the Acceptance Date may affect your contract value and/or MGIB Benefit Base. **See the "*Contract Value*" section of the prospectus for further information about the impact of withdrawals and transfers on the contract value.**

What happens if I don't take any action? If you take no action, the Offer will expire on the Offer Ending Date and your Contact and all attached in-force riders and endorsements will continue unchanged.

Who should I contact if I wish to accept the Enhanced Surrender Value Offer? To accept the Offer, you may complete the form included with your offer letter or contact Customer Service at (877) 235-8564 at any time during the Offer Window.

What else do I need to know? We reserve the right to terminate or modify the Offer at any time prior to our receipt of your Acceptance. In addition, we reserve the right to offer different and more or less favorable terms to you or other contract owners in the future if we choose to make new or different offers available. By accepting the Offer in exchange for payment of the Enhanced Cash Surrender Value you will not be able to participate in such future offers.

You should discuss this Offer with your financial representative to determine whether accepting the Offer is suitable for you given your unique financial position and future financial, retirement and insurance needs. You should not terminate your Contract under the Offer unless you determine, after consulting with your financial representative, that doing so is more beneficial to you than continuing to maintain your Contract and/or annuitizing under the Contract or under the MGIB Rider at a later date. You should discuss the tax impact of accepting the Offer with your financial, legal and/or tax adviser, particularly if your Contract is an IRA and you are or may be subject to required minimum distributions under the Internal Revenue Code.

You may want to discuss this Offer with the beneficiaries named in your Contract to determine whether you need the death benefit protection provided under the Contract.

APPENDIX
Hypothetical Examples of How the Enhanced Cash Surrender Value is Calculated*.

The Enhanced Cash Surrender Value will be calculated as follows:

 (1) The difference when the contract value is subtracted from the MGIB Benefit Base, but in no event less than zero; multiplied by

 (2) 55% (the "Enhanced Surrender Percentage"); plus

 (3) The contract value.

Where (1) and (3) are each adjusted for any outstanding loan balance, where applicable, and the contract value is adjusted for any applicable charges and fees.

Example A –
Assumptions:

- Adjusted contract value = $90,000
- Adjusted MGIB Benefit Base = $100,000
- Enhanced Surrender Percentage = 55%

 (1) $100,000 - $90,000 = $10,000

 (2) $10,000 X 55% = $5,500

 (3) $5,500 + $90,000 = $95,500

Enhanced Cash Surrender Value equals $95,500, which is <u>more</u> than the adjusted contract value.

Example B –
Assumptions:

- Adjusted contract value = $100,000
- Adjusted MGIB Benefit Base = $90,000
- Enhanced Surrender Percentage = 55%

 (1) $90,000 - $100,000 = $0

 (2) $0 X 55% = $0

 (3) $0 + $100,000 = $100,000

Enhanced Cash Surrender Value equals $100,000, which is <u>equal to</u> the adjusted contract value because the difference when the contract value is subtracted from the MGIB Benefit Base cannot be less than zero.

Example C –
Assumptions:

- Adjusted contract value = $100,000
- Adjusted MGIB Benefit Base = $100,000
- Enhanced Surrender Percentage = 55%

 (1) $100,000 - $100,000 = $0

 (2) $0 X 55% = $0

 (3) $0 + $100,000 = $100,000

Enhanced Cash Surrender Value equals $100,000, which is <u>equal to</u> the adjusted contract value because the adjusted contract value and the adjusted MGIB Benefit Base are the same.

---

* These Examples do not display the added value of waiving surrender charges, if any, if the Offer is accepted. These Examples also do not reflect the impact of the MVA, if any, on the amount received if the Offer is accepted. For more information about the amount of any surrender charge that will be waived and the MVA that may apply to you upon Acceptance of the Offer, please contact Customer Service at 1-877-235-8564.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information dated May 1, 2016, is incorporated into Part B of this Post-Effective Amendment No. 31 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2016, and as amended by a supplement filed under Rule 485(b) on August 30, 2016.

Part C
OTHER INFORMATION

Item 24   **Financial Statements and Exhibits**

(a)   Financial Statements

Incorporated by reference in Part A:

Condensed Financial Information

Incorporated by reference in Part B:

Condensed Financial Information (Accumulation Unit Values)

Financial Statements of Separate Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2015
- Statements of Operations for the year ended December 31, 2015
- Statements of Changes in Net Assets for the years ended December 31, 2015 and 2014
- Notes to Financial Statements

Financial Statements of Voya Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Balance Sheets as of December 31, 2015 and 2014
- Statements of Operations for the years ended December 31, 2015, 2014 and 2013
- Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
- Statements of Changes in Shareholder's Equity for the years ended December 31, 2015, 2014 and 2013
- Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
- Notes to Financial Statements

(b)   Exhibits

    (1)   (a)   Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

    (2)   Not Applicable

    (3)   (a)   Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 4, 1998; File No. 033-23351.)

            (b)   Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516.)

            (c)   Amendment to the Distribution Agreement between ING USA and Directed Services Inc. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 13, 2004; File No. 333-28755.)

            (d)   Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

            (e)   Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

            (f)   Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(g) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(h) Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(i) Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(j) Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600.)

(k) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(l) Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(m) Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(n) Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(o) Amendment No. 4, effective as of May 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(p) Amendment No. 5, effective as of March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(q) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(r) Amendment No. 1, dated December 1, 2013 (effective December 23, 2013), to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(s) Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (now known as "Voya Investment Management LLC") and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company" or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(t) Amendment No. 3, effective as of May 1, 2015, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(u) Amendment No. 4, effective as of March 1, 2016, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(4) (a) Flexible Premium Deferred Variable Annuity Group Master Contract (IU-MA-3040). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on August 4, 2006; File No. 333-133944.)

(b) Flexible Premium Deferred Variable Annuity Certificate (IU-CA-3040). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(c) Flexible Premium Deferred Variable Annuity Contract (IU-IA-3040). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(d) Surrender Charge Reduction Endorsement (IU-RA-3042). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(e) Premium Credit Rider 2% (IU-RA-3043). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(f) Premium Credit Rider 4% (IU-RA-3044). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(g) Minimum Guaranteed Income Benefit Rider (IU-RA-1047). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(h) Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING PrincipalGuard) (GA-RA-1046). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(i)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING LifePay) (IU-RA-3023). (Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 5, 2005; File No. 333-28755.)

(j)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (ING Joint LifePay) (IU-RA-3029). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(k)   Individual Retirement Annuity Rider (GA-RA-1009) (12-02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(l)   ROTH Individual Retirement Annuity Rider (GA-RA-1038) (12-02). (Incorporated herein by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 15, 2003; File No. 033-23351.)

(m)   Guaranteed Death Benefit and Transfer Endorsement (Standard Death Benefit) (GA-RA-1044-3) (01-02). (Incorporated herein by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(n)   Guaranteed Death Benefit and Transfer Endorsement (Quarterly Ratchet Death Benefit) (GA-RA-1044-2) (10-03). (Incorporated herein by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(o)   Guaranteed Death Benefit and Transfer Endorsement (Max 7 Death Benefit) (GA-RA-1044-4) (10-03). (Incorporated herein by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(p)   TSA without Loans 403(b) Rider (GA-RA-1039). (Incorporated herein by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 16, 2003; File No. 033-59261.)

(q)   Section 72 Rider (GA-RA-1001) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(r)   Section 72 Rider (GA-RA-1002) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(s)   Nursing Home Waiver for Group Certificates (GA-RA-1003) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(t)   Nursing Home Waiver for Individual Certificates (GA-RA-1004) (12-94). (Incorporated herein by reference to the Initial Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on May 9, 2006; File No. 333-133944.)

(u)   Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING LifePay Plus)(IU-RA-3061). (Incorporated herein by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(v)   Minimum Guaranteed Withdrawal Benefit Rider with Automatic Reset (ING Joint LifePay Plus) (IU-RA-3062). (Incorporated herein by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on July 25, 2007; File No. 333-28679.)

(w) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-3077). (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(x) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-3078). (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 7, 2008; File No. 333-28755.)

(y) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING LifePay Plus) (IU-RA-4010) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(z) Combination Minimum Guaranteed Withdrawal Benefit and Death Benefit Rider (ING Joint LifePay Plus) (IU-RA-4011) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-28679.)

(aa) Company Name Change Endorsement IU-RA-3140 to the Contract, Policy and/or Certificate (ING USA Annuity and Life Insurance Company changed to Voya Insurance and Annuity Company). (Incorporated herein by reference to Post-Effective Amendment No. 65 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company, filed on April 15, 2015; File No. 333-28679.)

(bb) Individual Non-Qualified Stretch Annuity Endorsement VI-RA-3164(2016). (Incorporated herein by reference to Post-Effective Amendment No. 49 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 4, 2016; File No. 033-59261.)

(cc) Enhanced Surrender Value Endorsement VI-RA-4049(2016). (Incorporated herein by reference to Post-Effective Amendment No. 31 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on October 24, 2016; File No. 333-133944.)

(5) (a) Application (138187) (08/07/06). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on August 4, 2006; File No. 333-133944.)

(b) Variable Annuity Application (138311) (01-12-2009). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 30, 2008; File No. 333-133944.)

(c) Variable Annuity Application (139859) (01-12-2009). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 30, 2008; File No. 333-133944.)

(d) Deferred Variable Annuity Application (151286) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-133944.)

(e) Deferred Variable Annuity Application (151282) (05-01-2009). (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2009; File No. 333-133944.)

(6) (a) Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-K filed with the Securities and Exchange Commission on March 29, 2004; File No. 033-87270.)

(b) Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(c) Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-Q, filed on May 17, 2004; File No. 033-87270.)

(d) Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(e) Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(f) Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it's Separate Account B, filed on April 30, 1999; File No. 333-28679.)

(g) Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7) Not Applicable

(8) (a) (1) Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(2) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(3) Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC., Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(4) Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(5) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(6) Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(7) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(b) (1) Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(2) Amendment to Participation Agreement by and between ProFunds, Golden American Life Insurance Company and ProFunds Advisors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(c) (1) Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services, LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on August 30, 2016; File No. 333-133944

(2) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)

(9) Opinion and Consent of Counsel

(10) Consent of Independent Registered Public Accounting Firm

(11) Not Applicable

(12) Not Applicable

(13) Powers of Attorney

Item 25   Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Actuary
C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Joseph J. Elmy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Howard F. Greene, 230 Park Avenue, New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
Gilbert E. Mathis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President

David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Senior Vice President
David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Kristi Cooper, 909 Locust Street, Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger, 20 Washington Ave South, Minneapolis MN 55401	Vice President and Chief Compliance Officer
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095	Vice President
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Laurie Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 30 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B (File No. 333-133944), as filed with the Securities and Exchange Commission on filed on October 24, 2016.

Item 27   Number of Contract Owners

As of November 30, 2016, there are 5,823 qualified contract owners and 3,658 nonqualified contract owners in the Voya Architect Variable Annuity Contract.

Item 28   Indemnification

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29   Principal Underwriter

(a) In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant's Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Director and President
Zachary J. Dunkin, 909 Locust Street, Des Moines, IA 50309	Director and Vice President
Kristin L. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Shaun P. Mathews, One Orange Way, Windsor, CT 06095-4774	Executive Vice President
Kimberly A. Anderson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Michael J. Roland, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Stanley D. Vyner, 230 Park Avenue, 13th Floor, New York, NY 10169	Senior Vice President
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Debra M. Bell, 8055 East Tuft Avenue, Suite 710, Denver, Colorado 80237	Vice President and Assistant Treasurer

Sara M. Donaldson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Micheline Favor, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President, Investment Adviser Chief Compliance Officer
Jody I. Hrazanek, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Halvard Kvaale, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Todd R. Modic, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Jason W. Rausch, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Stephen G. Sedmak, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Kimberly K. Springer, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
May F. Tong, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Paul L. Zemsky, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Huey P. Falgout, Jr., 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2) 2015 Net Underwriting Discounts and Commissions	(3)	(4)	(5)
Name of Principal Underwriter		Compensation on Redemption	Brokerage Commissions	Other Compensation
Directed Services LLC	$198,300,736	$0	$0	$0

Item 30   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

Item 31   Management Services

None.

Item 32   Undertakings

- Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;
- Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
- Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

- The account meets the definition of a "separate account" under federal securities laws.
- Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Voya Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, has duly caused this Post-Effective Amendment No. 31 to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, State of Connecticut, on the 20th day of December, 2016.


SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)


By: <u>Carolyn M. Johnson*</u>
   Carolyn M. Johnson
   President
   (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 31 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
<u>Carolyn M. Johnson*</u> Carolyn M. Johnson	Director and President (principal executive officer)	
<u>Alain M. Karaoglan*</u> Alain M. Karaoglan	Director	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	
<u>Charles P. Nelson*</u> Charles P. Nelson	Director	December 20, 2016
<u>Chetlur S. Ragavan*</u> Chetlur S. Ragavan	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>David P. Wiland*</u> David P. Wiland	Senior Vice President and Chief Financial Officer (principal financial officer)	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ <u>J. Neil McMurdie</u>
   J. Neil McMurdie
   * Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney